Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2022

DATED: MAY 12, 2022

1 | Page

Management’s Discussion and Analysis

2 | Page

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 12, 2022 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2022 compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2022, as well as with the Company’s annual consolidated financial statements and the related notes thereto for the year ended December 31, 2021. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries.  The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including contribution, adjusted EBITDA and adjusted net loss to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

3 | Page

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2022 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

[The rest of this page left intentionally blank]

4 | Page

Management’s Discussion and Analysis

Company Overview

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its 1.9 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money.  Through the free Mogo app, consumers can access a digital spending account with the Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit-score monitoring and ID fraud protection and access personal loans, and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly owned subsidiary, Carta Worldwide, offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•

Mogo announced the initial launch, which is currently only available by invitation, and phased roll out of our commission-free stock trading app (“MogoTrade”) following approval received from the Investment Industry Regulatory Organization of Canada (“IIROC”) in December 2021.  MogoTrade is Canada’s only commission-free trading app with free real-time streaming quotes and marks Mogo’s entry into Canada’s fast-growing market for commission-free trading. Throughout 2021 and 2022 to date, Mogo focused a substantial portion of technology and development resources into developing MogoTrade.

•	On March 22, 2022, the Board approved a share repurchase program with authorization to purchase up to US$10 million of common shares in the capital of Mogo (“Common Shares”).

•

In March 2022, Mr. Allan Smith, former executive at SoFi/Galileo, was appointed Head of Carta Worldwide, Mogo’s digital payments subsidiary. Mr. Smith brings 15 years of global leadership experience in progressively demanding roles in Fortune 50 as well as hyper-growth SaaS and fintech companies. Most recently, Mr. Smith served as Senior Director for fintech leader SoFi, where he led the people function across SoFi International and its subsidiary Galileo. Previously, he held multiple leadership roles with Amazon over a 7-year period of rapid growth.

•

In April 2022, in alignment with its mission to help Canadians achieve financial freedom while also solving one of the biggest social issues we face, climate change, Mogo announced it has reached its one million trees milestone in partnership with Vancouver-based reforestation platform, veritree. The achievement is a testament to the Mogo community, who turn their spending into climate action by enabling one tree to be planted every time they make a purchase with their MogoCard.

•

In March 2022, Mogo announced the formation of Mogo Ventures to manage Mogo’s growing portfolio of investments including its $98.3 million investment in Coinsquare Ltd. (“Coinsquare”), its $19.3 million existing portfolio and its $1.6 million investment in digital assets as at March 31, 2022.

5 | Page

Management’s Discussion and Analysis

•

In January 2022, Mogo announced a new strategic investment in NFT Trader, a Canadian company that operates a secure peer-to-peer OTC trading protocol for non-fungible tokens (“NFTs”). Mogo’s initial investment is through a convertible note which, if converted, will represent a 25% interest in NFT Trader. Mogo also has the option to acquire an additional 25% interest in NFT Trader through a secondary purchase of common shares from the founders within six months of the initial investment. This investment represents Mogo’s expansion into the metaverse and commitment to developing a next-generation financial platform that will not only bridge the gap between traditional finance and decentralized finance, but tap into growth opportunities from the merging of the digital and physical worlds.

•

Between April and June 2021, in a series of transactions, Mogo acquired approximately 12.5 million shares (currently representing 38%) of Coinsquare, one of Canada’s leading digital asset trading platforms, along with certain option and warrant rights, for total consideration of approximately $110.2 million, comprised of $32.4 million in cash and the issuance of 8.3 million Common Shares. The equity investment in Coinsquare is consistent with our belief in the disruptive capability of cryptocurrencies and its importance in a comprehensive digital wallet for the next generation of Canadians.

•

In October 2021, Mogo announced the launch of ‘green’ bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to more than completely absorb the CO2 emissions produced by mining that bitcoin. Mogo has also partnered with certain merchants to offer the first of its kind business rewards program that enables merchants to offer climate positive ‘green’ bitcoin rewards to their customers. The launch of ‘green’ bitcoin reaffirms Mogo’s commitment to being a leader in sustainable finances.

•

In September 2021, Mogo completed the acquisition of Fortification Capital Inc. (“Fortification”), subsequently renamed to MogoTrade Inc., a Canadian registered investment dealer and a member of IIROC, for consideration consisting of 75,000 Common Shares and cash of $1.1 million. The acquisition of Fortification brought the necessary licenses, registration and technology – including an order management system and market data processing – to accelerate the development of MogoTrade.

•

In May 2021, Mogo completed the acquisition of Moka, one of Canada’s leading saving and investing apps, for approximately 5.0 million Common Shares. In connection with the acquisition, Moka’s outstanding credit facility was also repaid in full with a $4.5 million cash payment. The acquisition increased Mogo’s member base by approximately 400,000 at the time of acquisition and brought differentiated saving and investing products, along with the underlying technology platform and expertise to further broaden Mogo’s wealth offering.

•

On January 25, 2021, Mogo completed the acquisition of Carta Solutions Holding Corporation ("Carta"), a leader in digital payment solutions. The acquisition adds a business-to-business payments platform to the Company and significantly expands Mogo’s total addressable market by entering the global payments market which is expected to reach $2.5 trillion by 2023. Carta’s issuing platform provides processing technology to industry leaders in Europe, Asia, Canada, United States and Japan.

6 | Page

Management’s Discussion and Analysis

Financial Highlights

•

As at March 31, 2022, Mogo had combined cash and cash equivalent, digital assets and investment portfolio of $74.8 million, which excludes the Company’s investment in Coinsquare that had a book value of $98.3 million as at March 31, 2022.

•

Between December 2020 and December 2021, Mogo raised a total of approximately $113.3 million in aggregate net proceeds through the issuance of 12.9 million Common Shares and warrants to purchase up to 5.8 million Common Shares.

•

In December 2021, Mogo announced amendments to its existing senior credit facility (the “Credit Facility”) with funds managed by affiliates of Fortress Investment Group LLC. The amendments lower the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5% to 8% plus LIBOR with no floor. In addition, the amendments increase the available loan capital from $50 million to $60 million and extend the maturity date by three years from July 2, 2022 to July 2, 2025.

•

Between January 2021 and April 2021, Mogo invested a total of $1.3 million in bitcoin and ether. This financial investment aligns with Mogo’s significant product-development-related investments in bitcoin over the last several years, including MogoCrypto.

•

In December 2020, we announced the early conversion of our convertible debentures with an aggregate principal amount of $8.7 million outstanding as at December 31, 2020. The early conversion was completed on January 11, 2021 and resulted in a strengthened balance sheet and reduced interest expense going forward.

•

In September 2020, the Company and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. The amendments included a reduction in the average coupon interest rate, from approximately 14% to approximately 7%, the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024, and the choice to settle principal and interest payments at the Company’s option either in cash or the Company’s shares. In connection with the amendment, the Company issued approximately 4.5 million Common Share purchase warrants to the debenture holders.

•

In February 2020, Mogo sold the majority of our “MogoLiquid” loan portfolio to goeasy Ltd. for gross consideration of $31.6 million (the “Liquid Sale”). In conjunction with the Liquid Sale, we repaid and extinguished a credit facility related to the MogoLiquid loan portfolio, which had an outstanding balance of $29.3 million as at December 31, 2019.

Financial Outlook

Mogo updated its full-year 2022 outlook, reflecting a shift in the rollout timeline and expected contribution from MogoTrade, as well the deferral of certain customer program rollouts in its payments processing subsidiary, Carta, to 2023. In fiscal year 2022:

•	Total revenues are expected to grow between 20% to 25% year over year to $69 to $72 million. This compares to previous guidance of $75 to $80 million.

•

The Company now expects improving adjusted EBITDA as a percentage of revenue beginning in Q2 2022 (versus previously communicated guidance of improving adjusted EBITDA as a percentage of revenue in the second half of the year).

7 | Page

Management’s Discussion and Analysis

Impact of COVID-19 Pandemic

Daily Operations and Safety

The COVID-19 pandemic has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this continued period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

Mogo employees continue to operate in a remote work environment established at the onset of the COVID-19 pandemic, and given the digital nature of our business, our customer experience has been and remains wholly unchanged. Given the ongoing uncertain situation regarding COVID-19, including the emergence of the Omicron variant towards the end of 2021, Mogo continues to monitor, evaluate, and adapt to developments as they unfold.

Cash Flow and Operating Expenses

In 2020, we decided to reduce growth expenditure and improve cash flow in three key areas: personnel costs, interest costs, and vendor management. Between Q1 2020 and Q3 2020, we reduced cash operating expenses by 48% from $9.7 million to $5.0 million, demonstrating our ability to quickly reduce discretionary growth spending if desired.

In 2022 and 2021, in light of continued member growth and better than expected loan book performance since the start of the COVID-19 pandemic, we have not extended the measures taken in 2020 related to our COVID-19 response plan. As fintech adoption accelerates in Canada we have resumed growth expenditure and plan to continue to invest in growth related initiatives including product development and marketing to drive continued member and revenue growth.

Digital Lending and Customer Support

In 2020 and early 2021, we experienced lower rates of customer default relative to historical levels. During the second half of 2021 and continuing in Q1 2022, we saw the gradual return to normalized pre-pandemic levels of default.

In the first half of 2020, we temporarily paused new on-balance sheet loan originations and introduced an enhanced employment and income verification framework to help identify higher risk loan applications. In the second half of 2020, we gradually returned to higher loan origination volumes, a trend which extended into 2021 where we returned to pre-pandemic levels.

Mogo worked closely with its customers to support them through this period of uncertainty, and in 2020 launched a Job Loss Action Plan for members, including payment programs for affected loan customers. None of our customers remain on any form of loan relief under this plan.

8 | Page

Management’s Discussion and Analysis

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19 and any future emergence and spread of similar pathogens could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations.  This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis. Measures undertaken to contain the spread of the virus, such as vaccination campaigns, have succeeded in curbing outbreaks of the virus. These measures combined with less restrictive public health measures have provided an improving macroeconomic environment. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business remains uncertain and difficult to predict. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

[The rest of this page left intentionally blank]

9 | Page

Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net loss, contribution(1), adjusted EBITDA(1), and adjusted net loss(1). We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	March 31, 2022	March 31, 2021	Percentage change
Key Business Metrics
Mogo Members (000s)	1,941	1,195	62%

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage change
IFRS Measures
Revenue	$17,255	$11,420	51%
Subscription and services revenue	10,659	6,002	78%
Net loss	(18,870)	(2,817)	570%
Other Key Performance Indicators(1)
Contribution	7,364	6,315	17%
Adjusted EBITDA	(5,545)	(1,058)	424%
Adjusted net loss	(10,777)	(5,734)	88%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

10 | Page

Management’s Discussion and Analysis

Mogo members

Our total member base grew to 1,941,000 members as at March 31, 2022 from 1,195,000 members as at March 31, 2021, representing an increase of approximately 62% or 746,000 net members. Quarter over quarter, net members increased by 90,000 in Q1 2022 as compared to a net member increase of 86,000 in Q4 2021. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q1 2022 vs Q1 2021

Total revenue increased by 51% to $17.3 million for the three months ended March 31, 2022 compared to $11.4 million in the same period last year. This increase in revenue was driven by a $4.7 million increase in subscription and services revenue, resulting from a combination of revenue streams from our acquisitions of Carta, Moka and Fortification in 2021 and growth in other Mogo products. In addition, there was a $1.2 million increase in interest revenue as the overall size of our loan portfolio and the average interest rate has increased relative to the same period last year.

Subscription and services revenue

Three months ended Q1 2022 vs Q1 2021

Subscription and services revenue increased to $10.7 million in the three months ended March 31, 2022, a 78% increase from $6.0 million in the same period last year. Subscription and services revenue now represents 62% of total quarterly revenue as compared to 53% in the same period last year.

The increase was driven by a number of factors including revenue streams from our Carta, Moka and Fortification acquisitions in 2021. Carta contributed transaction-processing revenues and set-up revenues derived from its long-term payment-processing contracts, Moka contributed monthly subscription revenues from its savings and investing programs and Fortification contributed brokerage revenue from its direct-market-access program.

11 | Page

Management’s Discussion and Analysis

Net loss

Three months ended Q1 2022 vs Q1 2021

Net loss was $18.9 million for the three months ended March 31, 2022, which is an increase in net loss of $16.1 million compared to $2.8 million in the same period last year.

The variance is attributable to a number of factors including our share of Coinsquare’s net loss during the quarter of $5.6 million and an unrealized loss on Mogo’s investment portfolio of $0.4 million in the current period compared to a gain of $5.8 million in the same period last year. These declines have been primarily driven by recent broader market declines in equity and crypto valuations during the period. Additionally, we increased spend in the latter part of 2021 and into 2022 as we focus on continuing to drive future growth including the rollout of MogoTrade. Specifically, we increased our marketing expenses relative to the same period last year and hired additional personnel in support of key growth initiatives including the launch of MogoTrade, and the expansion of Carta. Furthermore, provision for loan losses net of recoveries and non-cash stock-based compensation increased by $1.4 million and $3.1 million, respectively, due to higher volume of loan originations in Q1 2022 and stock options granted during 2021.

Contribution(1)

Three months ended Q1 2022 vs Q1 2021

Contribution increased by 17% to $7.4 million for the three months ended March 31, 2022 compared to $6.3 million in the same period last year. The overall increase is primarily driven by incremental contribution generated by a combination of acquisitions and organic growth during the period.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

12 | Page

Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q1 2022 vs Q1 2021

Adjusted EBITDA loss of $5.5 million for the three months ended March 31, 2022, which is a $4.4 million increase in loss compared to the loss of $1.1 million in the same period last year. The decrease in adjusted EBITDA was driven by an increase in growth related expenses and acquisitions of Carta, Moka and Fortification. Growth related expenses included additional technology and development resources to primarily support the launch of MogoTrade and, to a lesser extent, support the expansion of the Carta product and technology employee base used to grow the total addressable market of Carta.

Mogo has a unique opportunity to leverage our position as one of Canada’s leading and most established fintechs as fintech adoption continues to accelerate in Canada and consumers increasingly turn to digital wealth-building solutions. As such, we have been focused on investing in our product and platform during this period. Our digital wealth solution consists of Moka and MogoTrade and offers our members a selection of both passive and active investing options. The Moka product is a passive investing strategy whereby customer savings are automatically invested in a professionally managed portfolio consisting primarily of index funds. MogoTrade is our active investing platform, offering customers a commission free stock trading solution whereby they can buy and sell stocks in a self-directed portfolio. Mogo believes that long-term, low-cost passive investing should be a core component of an investment strategy and sees a significant opportunity to leverage MogoTrade to organically grow its existing Moka subscriber base.

The strong underlying base profitability of our financial model was evidenced in 2020, when we achieved a strong positive adjusted EBITDA margin in both Q2 and Q3 2020. In 2021 and Q1 2022, the Company has turned its focus to investments that it believes will drive long-term member and revenue growth, although management has the flexibility to dial back these investments at any time, which have had a negative upfront impact on adjusted EBITDA.

Adjusted net loss(1)

Three months ended Q1 2022 vs Q1 2021

Adjusted net loss was $10.8 million for the three months ended March 31, 2022, which is an increase in adjusted net loss of $5.1 million compared to a loss of $5.7 million in the same period last year. The increase in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

13 | Page

Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, adjusted EBITDA and adjusted net loss are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution

Contribution is a non-IFRS financial measure that we calculate as gross profit less the customer service and operations expense and credit facility interest expense. Contribution is a measure used by our management and the Board to understand and evaluate our core operating performance and trends and to evaluate the variable profit contribution of our revenue before the impact of investment related spend and overhead including technology, marketing and general and administration expenses. Factors that affect our contribution include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of gross profit to contribution for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Gross profit	$12,318	$9,473
Less:
Customer service and operations	4,021	2,162
Credit facility interest expense	933	996
Contribution	7,364	6,315

14 | Page

Management’s Discussion and Analysis

 Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss before tax excluding depreciation and amortization, stock-based compensation, non-cash warrant expense, credit facility interest expense, debenture and other financing expense, accretion related to debentures and convertible debentures, share of loss in investment accounted for using the equity method, revaluation gains and other non-operating expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net loss before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Net loss before tax	$(18,946)	$(2,809)
Depreciation and amortization	3,180	2,418
Stock-based compensation	3,611	557
Non-cash warrant expense	—	269
Credit facility interest expense	933	996
Debenture and other financing expense	810	952
Accretion related to debentures and convertible debentures	309	310
Share of loss in investment accounted for using the equity method	5,563	—
Revaluation gains	(1,148)	(5,262)
Other non-operating expenses	143	1,511
Adjusted EBITDA	(5,545)	(1,058)

15 | Page

Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, non-cash warrant expenses, share of loss in investment accounted for using equity method, revaluation gains and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net loss before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Net loss before tax	$(18,946)	$(2,809)
Stock-based compensation	3,611	557
Non-cash warrant expense	—	269
Share of loss in investment accounted for using the equity method	5,563	—
Revaluation gains	(1,148)	(5,262)
Other non-operating expenses	143	1,511
Adjusted net loss	(10,777)	(5,734)

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, MogoTrade, Moka services, our premium account subscription offerings, free monthly credit score, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoCard, MogoMortgage, MogoCrypto, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

16 | Page

Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2022 and 2021:

($000s, except per share amounts)
	Three months ended
	March 31, 2022	March 31, 2021
Total revenue	$17,255	$11,420
Cost of revenue	4,937	1,947
Gross profit	12,318	9,473
Technology and development	3,346	2,218
Marketing	4,676	3,037
Customer service and operations	4,021	2,162
General and administration	5,820	3,383
Stock-based compensation	3,611	557
Depreciation and amortization	3,180	2,418
Total operating expenses	24,654	13,775
Loss from operations	(12,336)	(4,302)
Credit facility interest expense	933	996
Debenture and other financing expense	810	952
Accretion related to debentures and convertible debentures	309	310
Share of loss in investment accounted for using the equity method	5,563	—
Revaluation gains	(1,148)	(5,262)
Other non-operating expenses	143	1,511
	6,610	(1,493)
Net loss before tax	(18,946)	(2,809)
Income tax (recovery) expense	(76)	8
Net loss	(18,870)	(2,817)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation (loss) gain on digital assets	(98)	576
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve gain	391	288
Other comprehensive income	293	864
Total comprehensive loss	(18,577)	(1,953)

Contribution(1)	7,364	6,315
Adjusted EBITDA(1)	(5,545)	(1,058)
Adjusted net loss(1)	(10,777)	(5,734)
Net loss per share (Basic and Diluted)	(0.25)	(0.06)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

17 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage change
Subscription and services revenue	$10,659	$6,002	78%
Interest revenue	6,596	5,418	22%
Total revenue	17,255	11,420	51%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue and other fees and charges.

Interest revenue - represents interest on our line of credit loan products.

Please refer to the Key Performance Indicators section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage change
Provision for loan losses, net of recoveries	$2,898	$1,535	89%
Transaction costs	2,039	412	395%
Cost of revenue	4,937	1,947	154%
As a percentage of total revenue	29%	17%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs, transaction processing costs related to the Carta business and other transaction costs related to Moka and Fortification.

Cost of revenue was $4.9 million for the three months ended March 31, 2022, which is an increase of $3.0 million compared to the same period last year. The increase in cost of revenue for the three months ended March 31, 2022 compared to same period last year is largely driven by the addition of transaction costs related to the acquisitions of Carta, Moka and Fortification in 2021. Additionally, provision for loan losses, net of recoveries, was $2.9 million for the three months ended March 31, 2022 compared to $1.5 million in the prior period, driven by a higher volume of loan originations in Q1 2022 relative to the comparative period.

18 | Page

Management’s Discussion and Analysis

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of inflation, rising interest rates, and any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from fiscal & monetary policy changes and the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage Change
Technology and development	$3,346	$2,218	51%
As a percentage of total revenue	19%	19%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $3.3 million for the three months ended March 31, 2022, which is an increase of $1.1 million compared to $2.2 million in the same period last year.

The increases are primarily due to increased personnel and development costs as we focus on accelerating key growth initiatives including the development of MogoTrade and the development of the Carta platform.

We believe that this investment in technology and development is critical in order to capitalize on opportunities that will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Specifically, these include investments in the development of MogoTrade and MogoInvest, and the investment in Carta. We believe that these strategic investments are critical to unlocking and integrating the full potential of Mogo’s value proposition to consumers and will create a holistic and comprehensive user experience that positions us to drive long-term growth and user adoption.

Marketing expenses

The following table provides the marketing expenses for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage Change
Marketing	$4,676	$3,037	54%
As a percentage of total revenue	27%	27%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia Network Inc. under our strategic collaboration agreement, public relations, promotional event programs and corporate communications.

19 | Page

Management’s Discussion and Analysis

Marketing expenses were $4.7 million for the three months ended March 31, 2022, which is an increase of $1.7 million compared to $3.0 million in the same period last year. This is primarily driven by an increase in performance marketing spend as we accelerate our growth investment to increase the Mogo member base and associated revenues from Mogo products.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage Change
Customer service and operations	$4,021	$2,162	86%
As a percentage of total revenue	23%	19%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $4.0 million for the three months ended March 31, 2022, which is an increase of $1.8 million compared to $2.2 million in the same period last year. The variance in CS&O expenses is primarily attributable to the increase in customer support functions brought on through our acquisitions of Carta and Moka in 2021, as well as higher underwriting expenses and servicing costs arising from an increase in loan origination volume in the current quarter as compared to the same period in the prior year.

General and administration expenses

The following table provides the general and administration expenses (“G&A”) for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage Change
General and administration	$5,820	$3,383	72%
As a percentage of total revenue	34%	30%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $5.8 million for the three months ended March 31, 2022, which is an increase of $2.4 million compared to $3.4 million in the same period last year. The increase in the period is primarily due to increased costs resulting from the acquisitions of Carta, Moka and Fortification in 2021 and higher levels of fixed administrative overhead to support the addition of these businesses in the current period.

20 | Page

Management’s Discussion and Analysis

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months ended March 31, 2022 and 2021 were as follows:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage Change
Stock-based compensation	$3,611	$557	548%
Depreciation and amortization	3,180	2,418	32%
	6,791	2,975
As a percentage of total revenue	39%	26%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation increased to $3.6 million in the three months ended March 31, 2022 compared to $0.6 million in the same period last year. The increase was driven by stock options issued to employees during 2021 and the first quarter of 2022. These stock options were issued when Mogo’s share price was trading at a higher value, resulting in a higher fair value per option issued under the Black-Scholes option price model. We expect this amount to decrease through the remainder of the 2022.

Depreciation and amortization increased to $3.2 million in the three months ended March 31, 2022 compared to $2.4 million in the same period last year driven by the amortization of intangible assets recognized in the acquisition of Carta, Moka and Fortification.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage change
Credit facility interest expense	$933	$996	(6)%
As a percentage of total revenue	5%	9%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased to $0.9 million for the three months ended March 31, 2022 compared to $1.0 million for the three months ended March 31, 2021. Credit facility interest expense as a percentage of total revenue decreased to 5% for the three months ended March 31, 2022 from 9% in the same period last year.

The decrease in credit facility interest expense was driven by a reduction in interest rate on the Credit Facility from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5% to 8% plus LIBOR with no floor effective December 16, 2021. This was partially offset by advances of the Credit Facility during the period.

21 | Page

Management’s Discussion and Analysis

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage change
Debenture and other financing expense	$810	$952	(15)%
Accretion related to debentures and convertible debentures	309	310	(0)%
Share of loss in investment accounted for using the equity method	5,563	—	n/a
Revaluation gains	(1,148)	(5,262)	(78)%
Other non-operating expenses	143	1,511	(91)%
Total other expenses (income)	5,677	(2,489)
As a percentage of total revenue	33%	(22)%

Total other expenses (income) were $5.7 million for the three months ended March 31, 2022, which is an increase in expense of $8.2 million compared to the same period last year. The change in total other expenses (income) during the three months ended March 31, 2022 was primarily attributable to our share of net loss from our investment in Coinsquare of $5.6 million and an unrealized loss on Mogo’s investment portfolio of $0.4 million in the current period compared to a gain of $5.8 million in the same period last year. These losses were partially offset by a revaluation gain on Mogo’s derivative stock warrants of $2.2 million and reduction in direct offering transaction costs of $1.5 million in the current period.

Debenture and other financing expense primarily consist of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by 15% for the three months ended March 31, 2022 compared to the same periods last year. The decreases are primarily related to the conversion of our convertible debentures into equity in Q1 2021.

In the three months ended March 31, 2022, Mogo recorded a $5.6 million loss as our share of Coinsquare’s comprehensive loss during the period. This equity pickup loss was mainly driven by Mogo’s share of certain non-operating investment and digital asset losses recorded in the period by Coinsquare. To a lesser extent, Coinsquare’s operating loss due to the volatility in cryptocurrency markets during the period also contributed to the equity pick up loss. Coinsquare's total assets under management were approximately $592 million as at March 31, 2022.

During the year ended December 31, 2021, Mogo completed two registered direct offerings of Common Shares and Common Share purchase warrants resulting in US$81.5 million of gross proceeds. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. During the three months ended March 31, 2022, the Company has recorded a fair value gain related to the derivative stock warrants of $2.2 million. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss. As a result of these transactions, the portion of total transaction costs incurred with respect to the offerings that is proportionate to the fair value of the derivative liability as a percentage of the total USD $81.5 million proceeds was recognized to non-operating expenses during the respective periods. The portion of transaction costs from the offerings charged to non-operating expenses amounted to $1.5 million for the three months ended March 31, 2021 with no similar financing and related expense in the current period.

22 | Page

Management’s Discussion and Analysis

Other Comprehensive Income

The following table provides a breakdown of other comprehensive income by type for the three months ended March 31, 2022 and 2021:

($000s, except percentages)
	Three months ended
	March 31, 2022	March 31, 2021	Percentage Change
Unrealized revaluation (loss) gain on digital assets	(98)	576	n/a
Foreign currency translation reserve gain	391	288	36%
Other comprehensive income	293	864	(66)%

Total other comprehensive income was $0.3 million for the three months ended March 31, 2022 compared to $0.9 million in the same period last year.

Following the financial investment in bitcoin and ether in 2021, the Company has recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the annual consolidated financial statements for the year ended December 31, 2021 for our detailed accounting policy.

Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income and loss for the three months ended March 31, 2022 is $0.1 million loss compared to $0.6 million gain in the same period last year. These gains and losses are due to change in the market prices of bitcoin and ether across the periods.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies denominated in a foreign currency. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using exchange rates at the dates of the transactions. Foreign currency differences arising are recognized in other comprehensive income or loss.

Foreign currency translation reserve gains were $0.4 million for the three months ended March 31, 2022 compared to $0.3 million in the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the periods.

23 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2022	2021				2020
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income Statement Highlights
Total revenue	$17,255	$16,996	$15,439	$13,665	$11,420	$10,002	$9,774	$10,559
Net (loss) income	(18,870)	(29,623)	(9,813)	9,045	(2,817)	(2,849)	1,019	(1,550)
Net (loss) income per common share (basic)	(0.25)	(0.53)	(0.14)	0.14	(0.06)	(0.09)	0.04	(0.06)
Net (loss) income per common share (fully diluted)	(0.25)	(0.53)	(0.14)	0.13	(0.06)	(0.09)	0.04	(0.06)
Non-IFRS Financial Measures(1)
Contribution	7,364	7,624	7,107	7,669	6,315	6,315	7,113	6,778
Adjusted EBITDA	(5,545)	(3,656)	(3,438)	(2,962)	(1,066)	1,052	4,825	5,197
Adjusted net loss	(10,777)	(9,749)	(9,450)	(10,981)	(5,742)	(5,734)	157	(784)

Key Quarterly Trends

We have experienced continued quarter over quarter revenue growth since Q3 2020, driven by continuous growth in our subscription and services revenue, increasing uptake in our broadening portfolio of products and the addition of transaction processing revenues related to the acquisition of Carta and other subscription and service-based revenue related to the acquisition of Moka. Prior to Q3 2020, the decrease in revenues were primarily attributed to decreased loan originations at the onset of the COVID-19 pandemic.

Net income (loss) performed well from Q3 2020 to Q2 2021 relative to the prior periods due to a significant reduction in our discretionary growth-related expenditure during COVID-19. Net income (loss) during Q2 2021 and Q1 2021 was relatively better than 2020 driven by a $23.8 million fair value gain due to revaluation of derivative financial assets during Q2 2021 and a $5.3 million unrealized gain on our investment portfolio in Q1 2021. Net income (loss) between Q3 2021 and Q1 2022 decreased compared to prior quarters due to our resumed investment in growth expenses, $22.0 million revaluation loss recognized on derivative financial assets in Q4 2021 and $5.6 million loss as our share of Coinsquare’s net comprehensive loss in Q1 2022.

Adjusted EBITDA during the last five quarters decreased due to our resumed investment in growth expenses, for which there is a timing lag between expenditure and revenue growth. During Q2 2020 and Q3 2020, the improvement in adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses and strong loan book performance despite the COVID-19 pandemic.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

24 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2022 and December 31, 2021:

($000s)	As at
	March 31, 2022	December 31, 2021
Cash and cash equivalent	$53,864	$69,208
Total assets	377,758	393,867
Total liabilities	122,967	124,090

Total assets decreased by $16.1 million during the three months ended March 31, 2022. The decrease is primarily attributable to $5.6 million reduction in our investment in Coinsquare from recognizing our share of Coinsquare’s net comprehensive loss during the quarter and losses from operations. This is offset by changes in working capital of $2.9 million that are timing related and growth in investment and loan portfolio of $1.8 million and $3.9 million, respectively.

Total liabilities decreased by $1.1 million during the three months ended March 31, 2022. The decrease is primarily due to a $2.2 million gain recognized on the revaluation of the USD denominated exercise price of derivative stock warrants issued under the registered direct offerings in 2021 partially offset by advances received in the Credit Facility.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2022 and December 31, 2021:

($000s)	As at
	March 31, 2022	December 31, 2021
Gross loans receivable	$67,427	$65,645
Allowance for loan losses	(10,502)	(9,813)
Net loans receivable	56,925	55,832

The gross loans receivable portfolio was $67.4 million as at March 31, 2022, which is an increase of $1.8 million compared to the balance as at December 31, 2021. The increase is primarily due to an increase in originations.

The following table provides a reconciliation of changes in our loan loss allowance for the three months ended March 31, 2022 and the year ended December 31, 2021:

($000s)	As at
	March 31, 2022	December 31, 2021
Allowance for loan losses, beginning of period	$9,813	$8,886
Provision for loan losses	3,089	8,476
Loans charged-off	(2,400)	(7,549)
Allowance for loan losses, end of period	10,502	9,813

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statement of operations and comprehensive loss.

25 | Page

Management’s Discussion and Analysis

The allowance for loan losses as a percentage of gross loans receivable increased to 15.6% as at March 31, 2022 from 14.9% as at December 31, 2021. As at March 31, 2022, the allowance still includes an incremental allowance in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the COVID-19 related allowance is adequate to absorb any material shocks to the loan book as a result of COVID-19 conditions. It should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months ended March 31, 2022 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2022 totaled $318,000 (December 31, 2021 – $322,000). The debentures bear annual coupon interest of 8.0% (December 31, 2021 – 8.0%) with interest expense of $6,000 for the three months ended March 31, 2022, respectively (three months ended March 31, 2021 – $7,000). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

26 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 27 in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of Common Shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company (formerly Difference Capital Financial Inc.) and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. Following subsequent investments made after the business combination, the value of Mogo’s investments as at March 31, 2022 were $117.6 million. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget.  To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

In December 2021, we amended our Credit Facility. The amendments lowered the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

On September 29, 2020, Mogo and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Common Shares, at our option.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 Common Shares on the NASDAQ and received cash proceeds of approximately $18.3 million, net of agent commission. The program was terminated on February 21, 2021.

During the year ended December 31, 2021, the Company issued to certain individual investors an aggregate of 11,457,648 Common Shares and received cash proceeds of approximately $113.3 million, net of agent commission. In a registered direct offering completed in February 2021, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 5,728,824 Common Shares at any time prior to the date which is three and a half years following the date of issuance. A portion of the net proceeds from the offering was used to fund the cash component of the previously announced investment in Coinsquare with the remaining net proceeds used for general corporate and working capital purposes.

27 | Page

Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2022 and 2021:

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Cash used in operating activities before changes in working capital (1)	$(4,357)	$(2,323)
Cash invested in loans receivable	(4,181)	(1,021)
Other changes in working capital (1)	(2,853)	(439)
Cash used in operating activities	(11,391)	(3,783)
Cash used in investing activities	(4,435)	(25)
Cash provided by financing activities	305	86,638
Effect of exchange rate fluctuations	177	518
Net (decrease) increase in cash for the period	(15,344)	83,348

Net cash decrease in the three months ended March 31, 2022 was $15.3 million compared to a net cash increase of $83.3 million during the same period last year. The decrease in cash flow during the three months ended March 31, 2022 is primarily due to the resumption of growth expenditures, higher than average changes in working capital that are timing related and expected to partially reverse in the remainder of 2022, growth in loan originations and investments in our investment portfolio. The net increase in cash during the prior period is primarily due to net cash inflow of $81.3 million from the issuance of Common Shares and $5.9 million related to proceeds from Common Shares issued from the exercise of warrants.

Cash used in operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

The increase to cash used in operating activities was impacted by above normal working capital usage during the quarter. Other changes in working capital resulted in a $2.9 million outflow in the three months ended March 31, 2022 compared to a $0.4 million outflow in the same period last year due to timing of vendor payments resulting in temporary negative cash flows where we expect a portion to reverse through the remainder of 2022.

Cash invested in loans receivable was a $4.2 million outflow in the three months ended March 31, 2022 compared to a $1.0 million outflow in the same period last year. This was due to the ramping up of loan originations in Q1 2022 to drive future revenue growth. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash used in operating activities before changes in working capital was a $4.4 million outflow in the three months ended March 31, 2022 compared to a $2.3 million outflow in the same period last year. This variance is due to higher cash operating expenses primarily related to a return to growth investment, particularly in MogoTrade, and from our acquisitions of Carta, Moka and Fortification.

In the three months ended March 31, 2022, cash used in operating activities was a $11.4 million outflow compared to a $3.8 million outflow in the same period last year. $5.6 million of the variance is due to working capital changes including investment in loans receivable. The remaining variance is due to the reasons mentioned above.

(1)	This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

28 | Page

Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment in digital assets, cash invested in investment accounted for using the equity method, monetizations of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended March 31, 2022, cash used in investing activities was a $4.4 million outflow compared to minimal outflow in the same period last year. The increase in outflows for the three months ended March 31, 2022 compared to the same period last year is primarily due to an increase in capitalization of software development costs related to MogoTrade, investments made in our investment portfolio during the quarter of $1.8 million and a non-recurring net inflow of cash from the acquisition of Carta in Q1 2021. This is partially offset by investments made in digital assets in Q1 2021 with no similar investment occurring in the current quarter.

Cash provided by financing activities

Historically, our financing activities have consisted primarily of the issuance of our Common Shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash provided by financing activities in the three months ended March 31, 2022 was $0.3 million compared to $86.6 million for the same period last year. The decrease in cash provided by financing activities for the three months ended March 31, 2022 relative to the same period in the prior year is primarily attributable to the issuance of Common Shares for proceeds of approximately $81.3 million and $5.9 million related to proceeds from Common Shares issued from the exercise of warrants in Q1 2021 with no similar financing occurring in the current quarter.

29 | Page

Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at March 31, 2022. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)	2022	2023	2024	2025	2026	Thereafter
Commitments - operational
Lease payments	985	1,297	1,206	1,240	1,255	1,472
Trade payables	5,910	—	—	—	—	—
Accrued wages and other expenses	15,588	—	—	—	—	—
Interest – Credit Facilities	2,733	3,644	3,644	1,822	—	—
Interest – Debentures	2,205	1,502	—	—	—	—
Purchase obligations	526	—	—	—	—	—
	27,947	6,443	4,850	3,062	1,255	1,472
Commitments – principal repayments
Credit Facility	—	—	—	45,975	—	—
Debentures	2,178	19,677	18,917	—	—	—
	2,178	19,677	18,917	45,975	—	—
Total contractual obligations	30,125	26,120	23,767	49,037	1,255	1,472

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of May 12, 2022, no preferred shares have been issued and the following Common Shares, and rights to acquire Common Shares were outstanding:

Class of Security	Number outstanding (in 000s) as at May 12, 2022
Common shares	76,751
Stock options	9,514
Restricted share units	30
Common share purchase warrants (1)	7,719

(1)

Common share purchase warrants include the 5,729 warrants accounted for as a derivative financial liability in Note 11 of the interim condensed consolidated financial statements for the three months ended March 31, 2022.

30 | Page

Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk, the Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2021 and interim condensed consolidated financial statements for the three months ended March 31, 2022.

Other risks

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in Coinsquare. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2021 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

31 | Page

Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, fair value of identifiable intangible assets acquired from business combinations, valuation of goodwill acquired in business combinations, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021 and interim condensed consolidated financial statements for the three months ended March 31, 2022.

Changes in Accounting Policies including Initial Adoption

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at March 31, 2022, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

32 | Page